# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ares Management Corporation, CIK 0001176948
CUSIP: 03990B101
Title of class of securities: Class A common stock, par value $0.01 per share
Address of issuer's principal executive offices: 1800 Ave of the Stars, Suite 1400, Los Angeles, California (CA), 90067
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-19-008774
Filed by CIK 0001493586

## Reporting persons
- Ryan Berry: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 541,528; shared voting power 0; sole dispositive power 541,528; shared dispositive power 0; aggregate amount beneficially owned 541,528 (0.27% of the class)
  Comment: The reported securities represent 541,528 shares of Class A common stock, par value $0.01 per share, of the Issuer ("Class A Shares"), comprised of (i) 201,702 Class A Shares directly held (representing 201,702 Restricted Stock Units ("RSUs"), each of which represents the right to receive one Class A Share, subject to certain vesting conditions) and (ii) 339,826 Class A Shares indirectly held.
  
  The percent of class is calculated based on 203,362,482 Class A Shares outstanding on December 31, 2024, based on information provided by the Issuer, as increased by 201,702 RSUs.

## Item 1. Issuer
Name of issuer: Ares Management Corporation
Address of issuer's principal executive offices: 1800 Avenue of the Stars Suite 1400 Los Angeles, CA, 90067

## Item 2. Person Filing
Name of person filing: This statement is filed by Ryan Berry, referred to herein as the "Reporting Person."
Address of principal business office or, if none, residence:
1800 Avenue of the Stars, Suite 1400
Los Angeles, CA 90067
Citizenship: See response to Item 4 on the cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See response to Item 9 on the cover page.

The securities reported on this Schedule 13G include an aggregate of 541,528 Class A Shares which includes 201,702 RSUs reported on the cover page of this Schedule 13G.
Percent of class:
See response to Item 11 on the cover page.

The percentage reflected on the cover page to this Schedule 13G is calculated based on (i) an aggregate of 203,362,482 Class A Shares outstanding as of December 31, 2024, as reported by the Issuer, as increased by (ii) 201,702 Class A Shares issuable in respect of RSUs held by the Reporting Person.

Due to the Reporting Person ceasing to be a member of the Board of Managers of Ares Partners Holdco LLC, the Reporting Person is no longer considered part of a group which could be deemed to beneficially own more than 5% of the outstanding Class A Shares.
Sole power to vote or to direct the vote: See response to Item 5 on the cover page.
Shared power to vote or to direct the vote: See response to Item 6 on the cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on the cover page.
Shared power to dispose or to direct the disposition: See response to Item 8 on the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Ryan Berry: /s/ Ryan Berry, Ryan Berry (02/14/2025)